[SRZ Letterhead]






Writer's Direct Number                            Writer's E-mail Address
(212) 756-2131                                     george.silfen@srz.com





                                  July 28, 2009


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549-0505
Attention:  John Grzeskiewicz

               Re: Old Mutual Absolute Return Institutional Fund, L.L.C.
                   Post-Effective Amendment No. 4 to the Registration Statement ON FORM N-2 (FILE NOS. 333-139654 AND 811-21998)

         On behalf of Old Mutual Absolute Return Institutional Fund, L.L.C. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Post-Effective Amendment No. 4 to the Fund's Registration Statement on Form N-2 (the "Registration Statement"). We are filing the Registration Statement with the Commission for the sole purpose of responding to comments of the staff of the Commission (the "Staff"). Other than the revisions relating to the comments of the Staff, the Registration Statement is substantially similar to Post-Effective Amendment No. 3 to the Fund's Registration Statement, which was filed on June 15, 2009. Accordingly, we respectfully request expedited review of the Registration Statement by the staff of the Commission so as to allow the effectiveness of the Registration Statement on or about July 29, 2009. The Fund is separately filing an acceleration request pursuant to Rule 461(a) under the Securities Act of 1933, as amended.

         If you have any questions or comments, please call me at (212)
756-2131.

                                                     Very truly yours,



                                                     /s/ George M. Silfen, Esq.
                                                     --------------------------
                                                     George M. Silfen, Esq.

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